Exhibit 99.1

5151 Terminal Road ● Halifax, Nova Scotia ● Canada ● B3J 1A1 PO Box 910 ● Halifax, Nova Scotia ● Canada ● B3J 2W5

February 29, 2024

To:
Nova Scotia Securities Commission	Ontario Securities Commission
Securities NL - Department of Government Services	Manitoba Securities Commission
Prince Edward Island Securities Office	Saskatchewan Financial Services Commission
New Brunswick Securities Commission	Alberta Securities Commission
Autorité des marchés financiers	British Columbia Securities Commission

Dear Sir/Madam:

Re:	Emera Incorporated – Shareholders’ Meeting Date and Record Date

Notice of Meeting and Record Date

Please note the following information with respect to the upcoming annual meeting of shareholders of Emera Incorporated.

1.	Name of Reporting Issuer:	Emera Incorporated
2.	Meeting Date:	Thursday, May 23, 2024
3.	Record Date for Notice:	Tuesday, March 26, 2024
4.	Record Date for Voting:	Tuesday, March 26, 2024
5.	Beneficial Ownership Determination Date:	Tuesday, March 26, 2024
6.	Meeting Type:	Annual
7.	Security Class/Series to Receive Notice:	common shares
8.	Security Class/Series to Vote:	common shares
9.	CUSIP Number:	290876 10 1
10.	Notice and Access for Beneficial Holders:	Yes
11.	Notice and Access for Registered Holders:	Yes
12.	Issuer Paying for Delivery of Proxy Related Materials to OBOs:	Yes
13.	Issuer Sending Proxy Related Materials Directly to NOBOs:	Yes

Sincerely,

“Brian C. Curry”

Brian C. Curry

Corporate Secretary